

November 6, 2009

Charles E. Weller
President and Chief Executive Officer
OBA Financial Services, Inc.
20300 Seneca Meadows Parkway
Germantown, MD 20876

> **Re: OBA Financial Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 30, 2009**
> **File No. 333-161898**

Dear Mr. Weller:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Pro Forma Data, page 40

1. Please refer to your response to comment 16 of our letter dated October 9, 2009. We note the source of the interest rate assumed on the ESOP loan. Please revise to disclose the actual interest rate used for the purposes of your pro forma disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Fiscal Years Ended June 30, 2009 and 2008, page 59

2. Please refer to your response to comment 18 of our letter dated October 9, 2009. Please tell us and revise your disclosure to clarify the basis for considering the purchased commercial business loan portfolio in the same manner as the originated portfolio in your determination of the allowance for loan losses, addressing the following:

    a. Clarify whether you recorded these loans at fair value upon purchase as required by paragraph 11 of SFAS 140. If you did not record the loans at fair value, please disclose the basis for not doing so.

    b. If the loans were recorded at fair value, please clarify how you determined the expected loss component of the purchased loans when determining fair value at that time and whether and how you consider the expected loss component of the fair value adjustment to these loans when calculating the relevant allowance for loan losses.

    c. If you do not consider the expected loss component estimated at the time of purchase in your determination of the provision and the allowance for loan losses, please clarify your basis for not doing so.

    d. We note per your disclosure on page 69 that approximately 27% of your total allowance balance is allocated to the commercial business portfolio. We also note your disclosure on page 46 that the growth in this portfolio is primarily related to purchased loans. Considering this and your disclosures on page F-6, it appears that a significant amount of this portfolio was purchased during 2009 and appears to have incurred credit impairment since purchase due to the additional required allowance related to these loans. Considering the short time between purchase and the additional credit impairment recorded, please clarify whether your allowance for loan losses and provision for loan losses would have been materially impacted if you accounted for these loans under SOP 03-3.

Allowance for Loan Losses, page 66

3. Please refer to your response to comment 19 of our letter dated October 9, 2009 and address the following:

    a. Please specifically disclose if you evaluated any of your substandard loans for impairment under SFAS 114. If so, please disclose how you determined these

loans were not impaired, that is the value of the collateral or the present value
of the discounted cash flows supported your conclusion that the payments for
these loans will be collected when scheduled according to the terms of the
loan.

b. If you have not evaluated any of these loans under SFAS 114 for impairment,
please specifically disclose why, considering that they are rated substandard.

c. Please clarify your statement that the worsening credit conditions noted by the
staff were not only offset by other improvements in credit quality conditions
but are immaterial compared to the effects of the increase in criticized assets.
Please provide additional specific information regarding the improvements in
credit quality and address this statement in light of your increase in particular
loan categories within your criticized assets.

d. Please disclose the amount of substandard assets evaluated under SFAS 5
separately from those evaluated under SFAS 114.

e. We note that your policy in Note 2 to the Consolidated Financial Statements
on page F-11 states that you evaluate loans under the practical expedient in
SFAS 114. Please clarify which of these substandard loans are collateral
dependent. If any of these loans are collateral dependent, please discuss how
you consider the collateral fair value of these loans in determining whether
they are impaired under SFAS 114. Please clarify whether the declines in
collateral value discussed on page 66 relate to your substandard or special
mention loans.

f. Please disclose your policy for obtaining updated appraisals for your collateral
dependent loans. Please disclose how you consider this information in the
determination of your allowance for loan losses for impaired loans evaluated
under SFAS 114 and in the SFAS 5 component of your estimate.

Note 19 – Fair Value Measurement and Fair Value of Financial Instruments, page F-31

4. Please refer to your response to comments 27 and 28 of our letter dated October 9,
2009. A 10% variation in the fair value of your mortgage servicing asset appears to
have a potentially material impact on your net income in 2009. Therefore, please
revise to provide the requested disclosures.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: (facsimile only)

Edward A. Quint, Esq.
Luse Gorman Pomerenk & Schick, P.C.